Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

About CBOE • Investor RelationsSpecialMeeting and Proxy Materials Events & Corporate Governance Chicago Board Options Exchange Chicago,Illinois 60605 Plan of Merger,dated as of September 25, 2016 by and among CBOE Holdings,Inc, two wholly owned proxies in favor of the share issuance proposalif there are insuffidentvotes at the time of the spedal Your vote is important To vote your proxy, please follow the instructions proVIded m the meeting notice that was CBOEJBats Acquisition ACHIEVE BROAD MARKET ' '' : • < c• k " - --Third Party Adv.rtisernt!:nt CBOE s Legal & Other Ltnks Government RelatiOns Legal& Regulatory Opt1ons •nvolve n!i8! and atE:-not sur table for ell•nvestors Pmw to buy•ng a lhng an opt•on,a pet'SOn must Ltnk CBQE CBOE ( Investor Relations Special Meeting and Proxy Materials Press Releases SpecialMeeting of Stockholders PresentationsA spedalmeeting of stockholders of CBOE Holdings,Inc will be held: January 17, 2017,11:00 a.m., localtime Fourth Floor Auditorui m Financial Information400 South LaSalle Street Stock InformationStockholders are being asked: Shareholder1. To approve the issuance of shares of CBOE Holdings,Inc common stock pursuantto the Agreement and Resourcessubsidiaries of CBOE Holdings,Inc.andBats GlobalMarkets,Inc.(the "share issuance proposal"). Investor FAQs2. To adjourn the spedalmeeting.if necessary or appropriate.including to permit further solidtation of meeting to approve the share issuance proposal. Contact Us mailed on or aroundDecember 12, 2016, to stockholders of record on December 09, 2016. Please note that if you hold stock in different accounts,youmay need to complete multiple proxy cards to vote SpecialMeeting and all of your shares. Proxy Materials If you are a Registered Stockholder,you may vote your proxy online now by dicl<ing the website link noted below. You must have your proxy card on hand to refer to the controlnumber printed on the card. You are a Registered stockholder if your shares are held at our transfer agent,Computershare. Registered stockholders may vote in person atthe Spedal Meeting or by proxy in one of the following three ways: • By Internet -please access the following website:httpJ!www.investorvote.com/cboe • By phone-please call the following toll-free number (800) 652-8683 • By Mail-please mark, sign and date your proxy card and return it in the postage-paid envelope You are a BeneficialStockholder if you mamtainyour position in the Company within a brokerage account. If you hold your shares through a broker or other third party you may vote your proxy by following the directions pro-.ided on the votinginstructions formyou received from your broker or other third party. You may view the documents here: "L:lJoint Proxy Statement Additional Information Regarding the Transaclion and Where ro Find II This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation or any vote or approval.This communication is being made in respect ofthe proposed merger transaction invorving CBOE, Bats,CBOE Corporation and CBOE V.LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders or CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith,CBOE flied with the SEC on December 12, 2016 a dennitive joint proxy statement/prospectus dated December 9,2016, and each of the companies may be nling with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the dennitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and secunty holders may obtain free copies of the dennitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are nted with the SEC, through the website maintained by the SEC at www.sec.gov. Copies or the documents nted with the SEC by CBOE will be available free or charge on CBOE's website at http:Jiir.cboe.comllinancial-information tsec-nlings.aspx under the heading "SECFilings•or by contacting CBOE's Investor Relations Department at (312) 786-7136.Copies of the documents flied with the SEC by Bats will be available free of charge on Bats'website at httpJJWww.bats.comlinvestor_relationslfinancials/ under the heading "SEC Filings•or by contacting Bats' Investor Relations Department at (913) 81:5-7132. Participants in the Solicilalion CBOE, Bats, their respective directors and executive officers, certain other members of CBOE's and Bats' respective management and certain or CBOE's and Bats'respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders,which was flied with the SEC on APril 6, 2016, and its annual report on Form 1O-K for the nscal year ended December 31, 201.which was nled with the SEC on February 19, 2016, and information aboutthe directors and executive officers of Bats is setforth in its nnal prospectus, which was nled with the SEC on APril1.2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description oftheir direct and indirect interests, by security holdings or otherwise,are contained in the dennitive joint proxy statement/prospectus and may be available in other relevant materials to be nled with the SEC when they become available. StockInformation NASDAQ :CSOE $76.66·0.02 Dec 12, 2016 4:00PM ET Data S daaybj, 15 '"!Ute-s. 7300 n.oo 7G.OO t2:00PU

About CBOE • Investor RelationsSpecialMeeting and Proxy Materials Events & Corporate Governance Chicago Board Options Exchange Chicago,Illinois 60605 Plan of Merger,dated as of September 25, 2016 by and among CBOE Holdings,Inc, two wholly owned proxies in favor of the share issuance proposalif there are insuffidentvotes at the time of the spedal Your vote is important To vote your proxy, please follow the instructions proVIded m the meeting notice that was CBOEJBats Acquisition ACHIEVE BROAD MARKET ' '' : • < c• k " - --Third Party Adv.rtisernt!:nt CBOE s Legal & Other Ltnks Government RelatiOns Legal& Regulatory Opt1ons •nvolve n!i8! and atE:-not sur table for ell•nvestors Pmw to buy•ng a lhng an opt•on,a pet'SOn must Ltnk CBQE CBOE ( Investor Relations Special Meeting and Proxy Materials Press Releases SpecialMeeting of Stockholders PresentationsA spedalmeeting of stockholders of CBOE Holdings,Inc will be held: January 17, 2017,11:00 a.m., localtime Fourth Floor Auditorui m Financial Information400 South LaSalle Street Stock InformationStockholders are being asked: Shareholder1. To approve the issuance of shares of CBOE Holdings,Inc common stock pursuantto the Agreement and Resourcessubsidiaries of CBOE Holdings,Inc.andBats GlobalMarkets,Inc.(the "share issuance proposal"). Investor FAQs2. To adjourn the spedalmeeting.if necessary or appropriate.including to permit further solidtation of meeting to approve the share issuance proposal. Contact Us mailed on or aroundDecember 12, 2016, to stockholders of record on December 09, 2016. Please note that if you hold stock in different accounts,youmay need to complete multiple proxy cards to vote SpecialMeeting and all of your shares. Proxy Materials If you are a Registered Stockholder,you may vote your proxy online now by dicl<ing the website link noted below. You must have your proxy card on hand to refer to the controlnumber printed on the card. You are a Registered stockholder if your shares are held at our transfer agent,Computershare. Registered stockholders may vote in person atthe Spedal Meeting or by proxy in one of the following three ways: • By Internet -please access the following website:httpJ!www.investorvote.com/cboe • By phone-please call the following toll-free number (800) 652-8683 • By Mail-please mark, sign and date your proxy card and return it in the postage-paid envelope You are a BeneficialStockholder if you mamtainyour position in the Company within a brokerage account. If you hold your shares through a broker or other third party you may vote your proxy by following the directions pro-.ided on the votinginstructions formyou received from your broker or other third party. You may view the documents here: "L:lJoint Proxy Statement Additional Information Regarding the Transaclion and Where ro Find II This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation or any vote or approval.This communication is being made in respect ofthe proposed merger transaction invorving CBOE, Bats,CBOE Corporation and CBOE V.LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders or CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith,CBOE flied with the SEC on December 12, 2016 a dennitive joint proxy statement/prospectus dated December 9,2016, and each of the companies may be nling with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the dennitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and secunty holders may obtain free copies of the dennitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are nted with the SEC, through the website maintained by the SEC at www.sec.gov. Copies or the documents nted with the SEC by CBOE will be available free or charge on CBOE's website at http:Jiir.cboe.comllinancial-information tsec-nlings.aspx under the heading "SECFilings•or by contacting CBOE's Investor Relations Department at (312) 786-7136.Copies of the documents flied with the SEC by Bats will be available free of charge on Bats'website at httpJJWww.bats.comlinvestor_relationslfinancials/ under the heading "SEC Filings•or by contacting Bats' Investor Relations Department at (913) 81:5-7132. Participants in the Solicilalion CBOE, Bats, their respective directors and executive officers, certain other members of CBOE's and Bats' respective management and certain or CBOE's and Bats'respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders,which was flied with the SEC on APril 6, 2016, and its annual report on Form 1O-K for the nscal year ended December 31, 201.which was nled with the SEC on February 19, 2016, and information aboutthe directors and executive officers of Bats is setforth in its nnal prospectus, which was nled with the SEC on APril1.2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description oftheir direct and indirect interests, by security holdings or otherwise,are contained in the dennitive joint proxy statement/prospectus and may be available in other relevant materials to be nled with the SEC when they become available. StockInformation NASDAQ :CSOE $76.66·0.02 Dec 12, 2016 4:00PM ET Data S daaybj, 15 '"!Ute-s. 7300 n.oo 7G.OO t2:00PU